Warrior Met Coal, Inc. 16243 Highway 216 Brookwood, Alabama 35444 www.warriormetcoal.com

March 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Shane Callaghan
Christina Chalk

Re:	Warrior Met Coal, Inc.
PREC14A Filed February 23, 2024
File No. 001-38061

Dear Mr. Callaghan and Ms. Chalk:

This letter is being submitted by Warrior Met Coal, Inc. (the “Company”) in response to the comment letter dated March 4, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s preliminary proxy statement filed with the Commission on February 23, 2024 (the “Preliminary Proxy Statement”). This letter contains the Company’s responses to the Comment Letter. Concurrently with this response letter, the Company intends to file via EDGAR a preliminary proxy statement, revised in accordance with the Commission’s comments and this response letter (the “Revised Preliminary Proxy Statement”).

For your convenience, each comment is repeated below in bold, followed by the Company’s response.

PREC14A Filed February 23, 2024

General

1.

On page 4, please clarify the vote required for approval of Proposals 2 and 4-9 beyond just a “[m]ajority of votes cast.” See Item 21(a) of Schedule 14A. For example, according to page 78, Proposal 2 requires “an affirmative vote of a majority of votes cast by stockholders participating in or represented by proxy at the virtual Annual Meeting and entitled to vote on the matter” (emphasis added).

Response: The Company acknowledges the Staff’s comment and, in accordance with the Staff’s request, has revised page 4 of the Preliminary Proxy Statement to clarify that approval of Proposals 2 and 4-9 requires an affirmative vote of the majority of votes cast by stockholders entitled to vote on such matters. Please see page 4 of the Revised Preliminary Proxy Statement.

Securities and Exchange Commission

March 5, 2024

2.

See comment 1 above. Throughout the proxy statement, you state that an abstention will have no effect on the outcome of any proposal. However, the inclusion of “and entitled to vote on the matter” in the disclosed voting standard for Proposals 2 and 4 along with Section 2.5(d) of Company’s Amended and Restated Bylaws suggest that such abstentions should be treated as a vote against those proposals. Please revise your disclosure accordingly or advise us why abstentions should have no effect on Proposals 2 and 4 in your response letter.

Response: The Company acknowledges the Staff’s comment and hereby confirms that abstentions will have no effect on the outcome of any proposal. Section 2.5(d) of the Company’s Amended and Restated Bylaws provides that all matters other than the election of directors “shall be determined by the vote of a majority of the votes cast ‘for’ or ‘against’ the matter by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon . . . .” The Company hereby confirms that abstentions will not be treated as votes cast “for” or “against” any matter and, therefore, will have no effect on the outcome of the vote on Proposals 2 and 4.

3.	The proxy card included with a preliminary proxy statement should be clearly identified as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the proxy card included with the Preliminary Proxy Statement to identify that it is a preliminary version. Please see the proxy card included with the Revised Preliminary Proxy Statement.

Proposal 4 - Ratification of Appointment of Independent Registered Public Accounting Firm, page 83

4.

We note the following statement on page 83: “Brokers, as nominees for a beneficial owner, may exercise discretion to vote on this proposal without instruction of the beneficial owner of the shares.” This statement appears to be inconsistent with the disclosure at the bottom of page 4. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement. Please see page 83 of the Revised Preliminary Proxy Statement.

Non-Binding Stockholder Proposals, page 87

5.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. Please generally revise the disclosure throughout this section accordingly. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:

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Securities and Exchange Commission

March 5, 2024

•	“The ‘poison pill’ stockholder approval bylaw provision may prevent the Board from fulfilling its fiduciary duties . . .” (page 89)

•	“The proposed ‘blank check’ preferred stock charter restriction limits the Board’s ability to satisfy its fiduciary duties.” (page 91)

•	“[Proposal 8] would be unmanageable and would effectively halt the Company’s hiring and promotion processes.” (page 92)

Response: The Company acknowledges the Staff’s comment and, in accordance with the Staff’s request, has revised the Preliminary Proxy Statement to clearly characterize each statement or assertion of opinion or belief as such and ensure that support for any such opinions or beliefs are self-evident or disclosed in the soliciting materials. Please see pages 87 through 94 of the Revised Preliminary Proxy Statement.

6.

We note the following statement on page 92: “The Severance Approval Policy is available for viewing in the ‘Investors’ section of our website at www.warriormetcoal.com.” It does not appear that this policy is available on the Company’s website. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and hereby confirms that the Severance Approval Policy is now available for viewing in the ‘Investors’ section of the Company’s website at www.warriormetcoal.com.

If you have any questions or comments regarding this response, please contact me at (205) 554-6108. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Kelli K. Gant

Kelli K. Gant

Chief Administrative Officer and

Corporate Secretary

cc:	Maggie Cornelius, Esq., Maynard Nexsen PC

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